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Exhibit 18.1

May 15, 2013

Ms. Marie D. Walker, Director of Corporate Accounting
Capitol Bancorp Ltd.
Capitol Bancorp Center, Fourth Floor
200 N. Washington Square
Lansing, Michigan 48933

Dear Ms. Walker:

As stated in Note C to the condensed consolidated financial statements of Capitol Bancorp Ltd. (Corporation) for the three months ended March 31, 2013, the Corporation changed its method of accounting related to the reserve for, and payment of, delinquent property taxes on properties serving as collateral for impaired loans and states that the newly adopted accounting principle is preferable in the circumstances because recent bank regulatory guidance indicates the appropriateness of the new method of accounting. At your request, we have reviewed and discussed with you whether the newly adopted accounting principle is preferable in the circumstances.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle described in Note C is preferable in the circumstances. Because we have not audited any financial statements of the Corporation as of any date or for any period subsequent to December 31, 2012, we express no opinion on the condensed consolidated financial statements for the three months ended March 31, 2013.

Respectfully,

BDO USA, LLP